UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Winston Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, par value $.001 per share
(Title of Class of Securities)
975657107
(CUSIP Number)
Joel E. Bernstein, M.D.
c/o Winston Pharmaceuticals, Inc.
100 North Fairway Drive, Suite 134
Vernon Hills, IL 60061
(847) 362-8200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 19, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	975657107

1	NAMES OF REPORTING PERSONS Bernstein, Joel E.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

	7	SOLE VOTING POWER

NUMBER OF		53,114,765 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		53,114,765 (1)

WITH	10	SHARED DISPOSITIVE POWER

—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

53,114,765 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

61.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes vested options to purchase 20,000 shares of common stock, 12,709,386 shares of common stock beneficially owned by Dr. Bernstein’s spouse, and 18,399,271 shares of common stock and 8,958,975 warrants to purchase common stock directly beneficially owned by Pharmaceutical Financial Syndicate, LLC, a Delaware limited liability company (“PFS”). Dr. Bernstein owns a 31% equity interest in PFS and is its manager. Pursuant to Rule 13d-4, Dr. Bernstein disclaims beneficial ownership of those Acquired Securities in which he does not have a pecuniary interest through PFS, consisting of 12,695,497 shares and 6,181,693 warrants.

CUSIP No.	975657107
Item 1. Security and Issuer.
This statement relates to shares of common stock, par value $.001 per share, of Winston Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 100 North Fairway Drive, Suite 134, Vernon Hills, IL 60061.
Item 2. Identity and Background.
(a)	Joel E. Bernstein
(b)	c/o Winston Pharmaceuticals, Inc.

100 North Fairway Drive, Suite 134

Vernon Hills, IL 60061

(c)	Dr. Bernstein is the president and chief executive officer of the Issuer.
(d) During the past five years, Dr. Bernstein has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
(e) During the past five years, Dr. Bernstein has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Mr. Bernstein is a citizen of the United States.
Item 3. Source and Amount of Funds and Other Consideration.
Certain shares of the Issuer’s common stock were issued to Dr. Bernstein and his spouse as consideration for the Merger described in Item 4 herein below and in exchange for 11,561,598 shares of common stock of Winston Laboratories, Inc., a Delaware corporation (“Winston”), beneficially owned by Dr. Bernstein and his spouse. Options to purchase 893,583 shares (as adjusted to reflect the reverse stock split described herein below) of the Issuer’s common stock were issued to Dr. Bernstein as consideration for the Merger described in Item 4 herein below and in exchange of options to purchase 405,000 shares of Winston common stock beneficially owned by Dr. Bernstein. The share exchange, after giving effect to the Issuer’s 8-to-1 reverse stock split of all issued and outstanding classes of its capital stock on December 15, 2008, was reported on the Over-The-Counter Bulletin Board on January 16, 2009 and the shares were issued to Dr. Bernstein and his spouse on February 17, 2009. On December 15, 2008, Dr. Bernstein gifted 4,385 shares (on a post reverse stock split basis) to certain members of his immediate family. On January 12, 2009, Dr. Bernstein exercised options to purchase 231,670 shares of the Issuer’s common stock at an exercise price of $0.40 per share. On April 7, 2009, Dr. Bernstein was awarded options to purchase 100,000 shares of the Company’s common stock which options vest in five equal annual installments commencing on April 7, 2010.
On May 19, 2010, an aggregate of 18,399,271 outstanding shares of the Issuer’s common stock and warrants to purchase an aggregate of 8,958,975 shares of the Issuer’s common stock (collectively, the “Acquired Securities”) were sold by Frost Gamma Investments Trust (“Frost Gamma”), Subbarao Uppaluri, a director of the Company, Steven D. Rubin and Jane Hsiao (collectively, the “Frost Group”) to Pharmaceutical Financial Syndicate, LLC (“PFS”) pursuant to a Stock Purchase Agreement (the “SPA,” and such transaction, the “Acquisition”). Dr. Bernstein owns a 31% equity interest in PFS and is its manager. As consideration for the Acquired Securities, PFS paid the Frost Group an aggregate amount of cash equal to $789,500 and executed non-recourse promissory notes in favor of each of the members of the Frost Group in the aggregate principal amount of $10,263,500 (the “Promissory Notes”). 92.857% of the Acquired Securities (the “Escrowed Securities”) were placed in escrow pursuant to the SPA and an escrow agreement by and among PFS, the Frost Group and an escrow agent (the “Escrow Agreement”) as security for the payment of the Promissory Notes. The Escrowed Securities are subject to release to PFS in proportion to its payment of principal under each of the Promissory Notes.
Item 4. Purpose of Transaction.
Effective November 13, 2007, the Issuer entered into a definitive Merger Agreement and Plan of Reorganization (the “Merger Agreement”) with Winston, Winston Acquisition Corp., a Delaware corporation (“Merger Sub”), which is a wholly-owned subsidiary of the Issuer that was formed to facilitate the Merger pursuant to which on September 25, 2008, Winston became a wholly-owned subsidiary of the Issuer (the “Merger”). Under the terms of the Merger Agreement, at the closing of the Merger:

CUSIP No.	975657107
•
all of the issued and outstanding capital stock of Winston consisting of 23,937,358 shares of common stock, par value $0.001 per share, 5,815,851 shares of the Winston Series A Convertible Preferred Stock, par value $0.001 per share (“Series A Preferred Stock”), and 4,187,413 shares of the Winston Series B Convertible Preferred Stock, par value $0.001 per share (“Series B Preferred Stock”), was exchanged for 422,518,545 shares of the Issuer’s common stock, par value $0.001 per share (at an exchange ratio of 17.65101 shares of Issuer common stock per share of Winston common stock), 101,849 shares of the Issuer’s Series A Convertible Preferred Stock and 73,332 shares of the Issuer’s Series B Convertible Preferred Stock (at an exchange ratio of .01751238 shares of Issuer preferred stock per share of Winston preferred stock);

•	the Issuer assumed Winston’s stock option plans;

•	Winston’s outstanding 1,643,750 options to purchase 1,643,750 shares of Winston’s common stock were converted to options to purchase 29,013,848 shares of the Issuer’s common stock;

•
all of outstanding warrants to purchase Winston Series A Preferred Stock were assumed by the Issuer and amended and converted into the right to acquire, expiring November 13, 2012, upon the exercise of such warrants, an aggregate of 71,672 shares of the Issuer’s Series A Preferred Stock at a price per share of $49.09.

Prior to the closing of the Merger, the Issuer had 18,332,896 shares of common stock issued and outstanding and, subsequent to the Merger, the Issuer had 440,851,441 shares of common stock issued and outstanding. Effective December 15, 2008, the Issuer effected an 8-to-1 reverse stock split of all issued and outstanding classes of its capital stock. The Issuer had no shares of Series A or Series B Preferred Stock outstanding prior to the Merger.
On September 24, 2009, each outstanding share of Winston Pharmaceuticals, Inc. (the “Company”) Series A Convertible Preferred Stock, par value $.001 per share, and Series B Convertible Preferred Stock, par value $.001 per share, automatically converted into 1,000 fully-paid, non-assessable shares of the Company’s common stock, par value $.001 per share (“Common Stock”). In addition, in connection with such conversion, each outstanding warrant to purchase shares of Series A Convertible Preferred Stock automatically converted into the right to acquire 1,000 shares of Common Stock upon the exercise of such warrant, at an exercise price of $0.39 per share of Common Stock.
On May 19, 2010, as provided in the SPA, and simultaneous with the Acquisition, three of the Company’s directors, namely Subbarao Uppaluri, Glenn Halpryn and Curtis Lockshin, resigned as directors of the Company. Upon completion of the Acquisition, as the manager of PFS, Dr. Bernstein is deemed to be the beneficial owner of all of the Acquired Securities. These interests, together with Dr. Bernstein’s other equity interests in the Company, include an aggregate of 53,094,765 shares of common stock, options to purchase 100,000 shares of common stock (including 20,000 vested options), and warrants to purchase 8,958,975 shares of common stock, or approximately 61.5% of the Company. Pursuant to Rule 13d-4, Dr. Bernstein disclaims beneficial ownership of those Acquired Securities in which he does not have a pecuniary interest through PFS, consisting of 12,695,497 shares and 6,181,693 warrants.
Item 5. Interest in Securities of the Company.
(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by Dr. Bernstein may be found in rows 11 and 13 of the Cover Page of this Schedule 13D, which hereby is incorporated by reference.
(b) The powers that Dr. Bernstein has relative to the shares of the Issuer’s common stock discussed herein may be found in rows 7 through 10 of the Cover Page of this Schedule 13D, which hereby is incorporated by reference.
(c) On April 7, 2009, Dr. Bernstein was awarded options to purchase 100,000 shares of the Company’s common stock which options vest in five equal annual installments commencing on April 7, 2010. On May 19, 2010, the Acquired Securities consisting of an aggregate of 18,399,271 outstanding shares of the Issuer’s common stock and warrants to purchase an aggregate of 8,958,975 shares of the Issuer’s common stock were sold by the Frost Group to PFS. See Items 3 and 4.
(d) None.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

CUSIP No.	975657107
See Item 5(c). Simultaneous with the Acquisition, PFS entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with each of the members of the Frost Group and the Issuer, and Dr. Bernstein and his spouse, Carole Bernstein, entered a Standstill Agreement with the Issuer and the members of the Frost Group (the “Standstill Agreement”). Among other things, the Registration Rights Agreement grants PFS and each of the members of the Frost Group certain piggyback registration rights with respect to the Acquired Securities in the event that the Issuer proposes to register any class of its common stock under the Securities Act of 1933, as amended, for its own account or for the account of any holder of its securities. Among other things, under the Standstill Agreement, Dr. and Mrs. Bernstein have agreed, for so long as any of the Promissory Notes remain outstanding, that they shall not sell, offer to sell, transfer, assign, pledge or hypothecate any securities of the Issuer directly or indirectly owned by them, or deemed to be beneficially owned by them, including any securities of the Issuer obtained after the date of the Standstill Agreement. In the event of Dr. Bernstein’s death, such restrictions shall terminate immediately and Mrs. Bernstein shall be entitled to exercise full dispositive power with respect to any such securities. In addition, under the Standstill Agreement, Dr. and Mrs. Bernstein have agreed not to enter into any agreement with respect to the Issuer’s securities that is inconsistent with or violates the rights granted to the parties to the Standstill Agreement under the SPA or the Escrow Agreement. The foregoing descriptions of the Registration Rights Agreement and the Standstill Agreement are summaries and are qualified in their entirety by the terms and conditions of the Registration Rights Agreement and the Standstill Agreement, copies of which are attached as exhibits to this Schedule 13D/A.
Item 7. Materials to be Filed as Exhibits.
1.	Stock Purchase Agreement by and among Pharmaceutical Financial Syndicate, LLC, Frost Gamma Investments Trust, Subbarao Uppaluri, Steven D. Rubin and Jane Hsiao, Ph.D.

2.	Escrow Agreement by and among Pharmaceutical Financial Syndicate, LLC, Frost Gamma Investments Trust, Subbarao Uppaluri, Steven D. Rubin, Jane Hsiao and Wells Fargo Bank, National Association.

3.	Promissory Note made by Pharmaceutical Financial Syndicate, LLC in favor of Frost Gamma Investments Trust.

4.	Promissory Note made by Pharmaceutical Financial Syndicate, LLC in favor of Subbarao Uppaluri.

5.	Promissory Note made by Pharmaceutical Financial Syndicate, LLC in favor of Steven D. Rubin.

6.	Promissory Note made by Pharmaceutical Financial Syndicate, LLC in favor of Jane Hsiao.

7.	Registration Rights Agreement between Pharmaceutical Financial Syndicate, LLC, Frost Gamma Investments Trust, Subbarao Uppaluri, Steven D. Rubin and Jane Hsiao, Ph.D.

8.	Standstill Agreement between Joel E. Bernstein, Carole Bernstein, Frost Gamma Investments Trust, Subbarao Uppaluri, Steven D. Rubin and Jane Hsiao, Ph.D.
[The remainder of this page is left blank intentionally.]

CUSIP No.	975657107
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 21, 2010	/s/ Joel E. Bernstein
Joel E. Bernstein, M.D.